Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hydro Wind Energy, Inc.
355 Bryant Street, Office 403
San Francisco, CA 94107
https://hw.energy/

Up to $3,999,984.90 in Common Stock at $10.38
Minimum Target Amount: $9,995.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hydro Wind Energy, Inc.
Address: 355 Bryant Street, Office 403, San Francisco, CA 94107
State of Incorporation: DE
Date Incorporated: July 14, 2020

Terms:

Equity

Offering Minimum: $9,995.94 | 963 shares of Common Stock
Offering Maximum: $3,999,984.90 | 385,355 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.38
Minimum Investment Amount (per investor): $249.12

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based:

$5,000+

Receive 3% bonus shares

$10,000+

Receive 5% bonus shares

$20,000+

Receive 7% bonus shares

**All perks occur when the offering is completed.*

Loyalty Bonus:

For any previous backers or investors in Hydro Wind Energy, when you invest in this live offering, you will receive an additional 5% bonus shares.

The 10% StartEngine Owners' Bonus

Hydro Wind Energy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.38 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,038. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hydro Wind Energy, Inc. ("HWE" or the "Company") is a C Corp. organized under the laws of the state of Delaware that is developing disruptive technologies to solve three of the biggest challenges of the 21st century: low-cost clean electricity, grid-scale energy storage, and seawater desalination. All ultimately from wind offshore using vertical axis wind rotors and offshore-based kite systems. The Company has also developed and commercialized a low-cost handheld seawater desalination device (QuenchSea) for humanitarian purposes and the marine sector. QuenchSea is in the final production phase accepting pre-orders on our website.

The Company's business model consists of targeting B2B customers for power generation and water. The handheld seawater desalination device (QuenchSea) has both a B2B and B2C target market. Our products and services are sold across countries as well as direct-to-consumers online. Top three reasons to invest: unique selling proposition, exponentially growing market in water and clean energy, and climate change which necessitates action now.

Hydro Wind Energy, Inc. is the parent company of Hydro Wind Energy Ltd, a 75% owned UK subsidiary that has operated under the Company since November 2021. Prior to becoming the parent of the UK subsidiary, Hydro Wind Energy, Inc. worked primarily on research & development projects, primarily for the OceanHydro Omni system. The subsidiary company is used as the main entity for the Company's UK operations.

The Company, through the UK subsidiary, Hydro Wind Energy Ltd, was granted patents GB2550692 (power generation and energy storage) in 2019 and GB2571691 (water desalination - SubSea RO Wind) and GB2575336 (wave power and energy storage) in 2021, filed with the UK Patent Office. In addition, Hydro Wind Energy Ltd has other IP that it has developed including trademarks, copyrights, and trade secrets and patent applications (GB2108707.7 and GB1902023.9) with the UK Patent Office.

Competitors and Industry

Industry

The markets in which our products are sold are highly competitive.

Our OceanHydro Wind product competes against other power generation and energy storage companies. Examples of competitors include wind turbine companies, offshore floating wind farms, and companies offering evolving marine and kite technologies.

Wind power is one of the fastest-growing renewable energy technologies. Usage is on the rise worldwide, in part because costs are falling. Global installed wind-generation capacity onshore and offshore has increased by a factor of almost 75 in the past two decades, jumping from 7.5 gigawatts (GW) in 1997 to some 564 GW by 2018, according to IRENA's latest data. Production of wind electricity doubled between 2009 and 2013, and in 2016 wind energy accounted for 16% of the electricity generated by renewables. Many parts of the world have strong wind speeds, but the best locations for generating wind power are sometimes remote ones. Offshore wind power offers tremendous potential.

S*ources:*
https://www.irena.org/wind

https://www.iea.org/data-and-statistics/charts/global-end-use-spending-on-energy-2000-2020;

The global energy market is subdivided into 3 primary sectors (electricity, heat and transportation) and is currently sized at around $6 trillion (annually) with a growth projection of 50% by 2050.

Sources:
https://eu.boell.org/en/2018/04/24/linking-sectors-power-transport-heat-united

https://about.bnef.com/blog/global-electricity-demand-increase-57-2050/)

Our SubSea RO Wind product competes against other seawater desalination technologies, including those offering membrane (RO) and thermal desalination.

The scarcity of accessible fresh water is becoming a more severe threat to the prosperity and sustainability of all human societies. The World Bank estimates a total loss of 6% of GDP by 2050 for countries facing the water problem. Trillions of dollars need to be spent to repair, upgrade, and build water infrastructure worldwide over the coming decades.

The U.S. is among the countries with the freshest surface water resources around the world but still faces severe drought problems in its western states. Part of President Biden's infrastructure plan, about $111 billion, will be used to upgrade the U.S. water infrastructure.

The total size for the water industry is estimated to be $100 billion in the U.S. and $500 billion worldwide. The major segments in the water industry include water utilities, water treatment technologies, water infrastructure, water efficiency improvement, and water monitoring.

(source - https://www.nasdaq.com/articles/state-of-the-water-industry-2021-2021-10-04)

Our QuenchSea product is creating a new product category for portable low cost manually powered seawater desalination devices.

<u>Competitors</u>

The Company has several major competitors in the wind market. Some of the top competitors in our industry include: Vestas, GE Energy, Goldwind. Vesta is the industry leader and the Company's primary competition in the wind power generation industry. GE Energy also owns a significant market share of around 10%. Competitors Vestas and GE Energy are currently valued at $190 billion and $100 billion, respectively. Despite the present competitive landscape, the Company stands out in the wind energy industry because the power generation technology we are devloping has inbuilt energy storage, harnessesing more of the potential wind speeds up to 40 m/s, can be deployed in deep waters, and lowers the levelized cost of energy.

Sources: *https://www.statista.com/statistics/272813/market-share-of-the-leading-wind-turbine-manufacturers-worldwide/*

https://www.google.com/finance/quote/VWDRY:OTCMKTS?sa=X&ved=2ahUKEwiR2azpmrD5AhUTKkQIHRbKAjYQ3ecFegQIAxAa

Current Stage and Roadmap

Current Stage

The Company's offshore technologies (OceanHydro and SubSea RO) are at Technology Readiness Level (TRL) 6. The Company is designing, building, and testing a physical subscale prototype. Over the next 12 months and Q4 of 2022, we anticipate that we will be testing a fully integrated system offshore to build the foundations for building a scaled demonstrator prototype anticipated in 2023. The subscale systems will be tested off the coast of California.

Roadmap

The Company's efforts for the next few years will be focused on scaling and commercialization of QuenchSea globally and reaching TRL 9 and commercialization of our offshore power generation and water technologies. We anticipate that QuenchSea will be available for delivery in Q4 of 2022.

The Team

Officers and Directors

Name: Lee King

Lee King's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January 14, 2018 - Present
  Responsibilities: Strategic direction and day to day running of business. Does not currently receive a salary.

- **Position:** President
  Dates of Service: January 14, 2018 - Present
  Responsibilities: General supervision, direction, and control of the business and other officers of the corporation.

- **Position:** CFO
  Dates of Service: January 14, 2018 - Present
  Responsibilities: Keeps and maintains adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares.

- **Position:** Secretary
  Dates of Service: January 14, 2018 - Present
  Responsibilities: Keeps a book of minutes of all meetings and actions of

directors, committees of directors, and stockholders.

- **Position:** Director
  Dates of Service: January 14, 2018 - Present
  Responsibilities: Manages and directs the business and affairs of the corporation.

Name: Abdulla Ghaly

Abdulla Ghaly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** IT Director
  Dates of Service: February 01, 2018 - Present
  Responsibilities: IT systems engineer

Other business experience in the past three years:

- **Employer:** Velocity1
  Title: Faults Engineer
  Dates of Service: January 01, 2020 - Present
  Responsibilities: IT systems faults engineer

Other business experience in the past three years:

- **Employer:** EE
  Title: Infrastructure Faults Engineer
  Dates of Service: August 02, 2019 - December 02, 2019
  Responsibilities: Infrastructure Faults Engineer

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $3,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company

manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our QuenchSea, SubSea RO Wind, OceanHydro Wind/Omini. Delays or cost overruns in the development of our QuenchSea, SubSea RO Wind, OceanHydro Wind/Omini and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Hydro Wind Energy, Inc was formed on 14th July 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hydro Wind Energy, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that QuenchSea is a good idea,

that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 3 patents and 1 trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hydro Wind Energy, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hydro Wind Energy, Inc could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the Company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding

goal, officers and directors (and immediate family members) of the Company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lee King	6,400,000	Common Stock	64.8%
Abdulla Ghaly	1,600,000	Common Stock	20.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 385,355 of Common Stock.

Common Stock

The amount of security authorized is 11,550,000 with a total of 11,526,368 outstanding.

Voting Rights

1 vote per 1 share. Please see the description of voting rights below in Other Material Rights.

Material Rights

The total amount outstanding includes 1,559,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 241,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D
Date: December 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $100,000.00
Use of proceeds: R&D
Date: May 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
Final amount sold: $860,774.00
Use of proceeds: Working capital and R&D
Date: February 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Options
Final amount sold: $20,000.00
Use of proceeds: Working Capital
Date: December 01, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $529,590.00
Use of proceeds: Operations and Marketing
Date: May 01, 2022
Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
Final amount sold: $125,000.00
Use of proceeds: Pre-emption rights
Date: July 23, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $184,463, as compared to fiscal year 2020 revenue of Nil. This is the result of the soft launch for QuenchSea. As a result of this, there was organic growth of 100% in the revenue as compared to fiscal year 2020.

Cost of sale

Cost of sales in 2021 was $67,189 as compared to fiscal year 2020 cost of sales of Nil. In the year 2021, the cost of sales is 36.42% of the revenue.

Gross margins

The gross margin in the year 2021 was 63.57% as compared to fiscal year 2020 Nil. The fiscal year 2020 was our pre-operation year.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, digital marketing and sales expenses, fees for professional services and patents, research and development expenses, product development costs and expenses for core products. There was an increase of $250,406 in the expenses in the year 2021 as compared to fiscal year 2020.

Historical results and cash flows:

The historical results and cash flows are representations of what investors should expect in the future;

1. Our intense cash flow was for the development of intangible assets of USD $428,139

3. Our sales revenue is anticipated to be increasing from 2022 as we scale our operations.

2. We received USD $932,287 as an advance for share capital from M/s. Seeders Limited, UK under advance subscription agreement dated 26 February 2021.

3. In the month of May 2022, and June 2022, we have received USD $529,000 through a funding round on Republic.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2022, $550,000 is available for the company

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The campaign funds will be our main source of funding. They are critical, but we do have funding available currently to develop some of our business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes the funds are necessary for the viability of the company and will constitute 80% of the total funds that the company has.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Monthly burn rate is $5,000 per month max. If we raise the minimum we could operate for 4 months with no additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maxium funding goal of $4 million we will increase our monthly burn rate to $100,000 per month max. This will allow us to operate for 3 years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes we have a equity subscription agreement in place for future funding on listing on a stock exchange.

Indebtedness

- **Creditor:** Natwest
  Amount Owed: $27,372.07
  Interest Rate: 2.5%
  Maturity Date: June 01, 2026
  The above bank loan was granted to the Company on May 6, 2020, as Covid-19 relief by Natwest bank for GBP 30,000 (i.e., $36,987) and is guaranteed by the Secretary of State for Business, Energy and Industrial Strategy, United Kingdom. These loans are subject to interest @2.50% per annum, and no interest is payable for the first 12 months. Repayments were due after 12 months from the loan sanction date, and it has to be settled within 72 months from the loan sanction date.

- **Creditor:** Youlend K/S
  Amount Owed: $31,297.00
  Interest Rate: 17.0%
  Maturity Date: January 01, 2022
  As per the agreement dated November 14, 2021, an amount of GBP 24,000 (i.e., $31,297) has been received from M/s. Youlend K/S, the United Kingdom, as short-term finance as the Company makes, is selling a part of all its present and future receivables to a platform of M/s. Youlend K/s, United Kingdom, and 17% is deducted from each sale.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $119,643,699.84

Valuation Details:

Our valuation is based on an independent financial auditors report conducted in October 2021.

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Standard of value

The definition of value in the report being reviewed is clearly stated and correct.

The set "base of value" in the valuation being reviewed is fair value, which is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date” (IFRS 13).

The valuation of a Company is not an exact science and ultimately depends on what the Company is worth to a serious investor or buyer who, for their own reasons, may be prepared to pay a substantial goodwill element. On the other hand, the Project's main asset and source of revenue is an intangible asset which value depends on the state of development, and what price the asset will have in the event of a sale.

Selection of valuation approaches

There are various possible methods to estimate the value of a business. The generally accepted valuation methods differ between countries, the nature of the target entity and the type of transaction.

Valuations are required for a number of different purposes and the techniques used will depend on the type of valuation required.

Valuation methodologies applied to the appraisal of any asset may broadly be classified into three main approaches namely:

the asset-based approach

the income approach and

the market approach

For the purposes of estimating the fair market value of the Company, we have considered the income approach as the most appropriate valuation method.

Income approach

The definition of value in the report being reviewed is clearly stated and correct.

The valuation report being reviewed clearly states that income approach was used for the appraisal. The report gives an opinion based on the income approach that was selected.

Income-based valuation methods are used to estimate the intrinsic value of an asset or an entity, based on the discounted free cash flows (before cost of debt finance and after tax) expected to be generated by the asset.

Under the income approach, an economic benefit stream of the asset or business interest under analysis is selected, based on forecasted profits or free cash flows. Cash flows are then discounted with an appropriate risk-adjusted discount rate.

Discount rate factors often include general market rates of return at the valuation date, business risks associated with the industry in which the entity operates, and other asset-specific risks.

The income approach is appropriate when valuing projects or companies that expect to grow at a rate greater than the market, either due to planned business expansion or a profit turnaround plan.

The approach assumes that the value of a business is based on its anticipated future earnings. From the business owner's point of view, the value of the business is primarily based on their ability to achieve business profits.

Valuation methods used

The DCF method has been chosen and can be further subdivided into two approaches:

The Entity approach - which provides the enterprise value of the business being the sum of the fair value of projected future cash flows to the owners of equity and debt. Cash flows are discounted by an appropriate discount rate that reflects both the time value of money and the inherent risk of equity and debt holdings. The discount rate should be the weighted average cost of the capital (WACC). The fair of equity is determined as the difference between the enterprise value and fair value of the debt.

The Equity approach – which determines the market value of equity by discounting cash flows net of the cost of debt using the return on equity. Unlike the entity approach, the approach results in the market value of equity.

The estimated fair value in the valuation under review is derived for the whole company, i.e. Entity approach.

Discount rate

The discount rate was calculated based on the capital asset pricing model (CAPM), under which the cost of equity is estimated as follows: risk free rate + beta coefficient* (market risk premium) + country risk premium + size premium. Beta coefficient is obtained through comparable companies. The comparable companies were selected based on the following criteria: (i) industry segment, (ii) beta coefficient (available, and greater than zero), (iii) stage of development, and (iv) location

Market Growth & Trends

The global solar and wind energy market was estimated at $1,105GW in 2020 and expected to reach 1,360GW by 2025, $33B by 2023, demonstrating a CAGR of 4.2%.

The global energy storage holds a 21% share (or 230GW) of the global solar and wind energy market, which is expected to reach 24% by 2025 (or 322GW)

The company expects to install 1 system by 2023 and 100 systems by 2024 with capacity of 1,000MWh and 3,000MWh, respectively. Assuming 80% utilization these reflect 0.1MW and 41MW, respectively.

Management's Prior Achievements & Success

We are still building our team but as it stands the current team has a track record of taking innovation through to product launch with all of the necessary skills in finance,⊠ project management, business development, innovation and engineering. The majority of the management team have extensive experience in innovative technology development in the energy and marine sectors.

Business Partnerships & Relationships

We currently have 12 partners to help develop, scale and commercialize our technology. We consider the specialist expertise of various strategic partners including an EPC provider and OEM with experience of electrical infrastructure, subsea cabling, finance, offshore engineering and O&M will play a critical and important role in ensuring success. Significantly minimizing the development and commercialization risks and helping to navigate the regulatory framework and securing power purchasing agreements at the appropriate developmental stage. We are currently considered as technology developers within the supply chain.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities, with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Platform Fees*
  96.5%
  To be taken upon first disbursement

If we raise the over allotment amount of $3,999,984.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Scaling and marketing QuenchSea

- *Research & Development*

20.0%
Subscale systems for power and desalination technologies

- *Operations*
  65.0%
  Manufacturing & salaries

- *Inventory*
  1.5%
  QuenchSea stock

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hw.energy/ (www.hw.energy/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hydro-wind-energy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hydro Wind Energy, Inc.

[See attached]

HYDRO WIND ENERGY, INC.

(Delaware Corporation)

Audited Financial Statements

December 31 2021, and 2020

HYDRO WIND ENERGY, INC.

(A Delaware Corporation)

Table of Contents

December 31 2021, and 2020

Alan T. Schiffman, CPA, PC
1166 Dimock Lane | Naples, FL 34110

To the Board of Directors,
Hydro Wind Energy, Inc.
Delaware

Independent Auditor's Report

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Hydro Wind Energy, Inc. which comprise the balance sheet as of December 31, 2021 and the related statements of operations, stockholders' equity, cash flows and supplementary schedules for the years ended December 31, 2021 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position Hydro Wind Energy, Inc. as of December 31, 2021 and the results of its operations, stockholders' equity, cash flows and supplementary schedules for the year ended December 31, 2021 in accordance with U.S. generally accepted accounting principles.

Alan T. Schiffman, CPA, PC April 25, 2022

DocuSigned by:
Alan T. Schiffman
D4998B3AA2104DD...

HYDRO WIND ENERGY, INC.

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2021

	2021
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 333,300
Due from related party	33,830
Other current assets	113,507
Total Current Assets	480,637
Intangible assets	573,910
TOTAL ASSETS	**$ 1,054,547**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Advance for capital stock	$ 932,287
Accounts payable	144,443
Convertible notes - current	253,669
Other current liabilities	37,291
Current portion of borrowing from bank	1,566
Total Current Liabilities	1,369,256
Non Current Liabilities:	
Non current portion of borrowing from bank	34,555
Total Non Current Liabilities	34,555
TOTAL LIABILITIES	**$ 1,403,811**
Stockholders' Equity:	
Capital stock (Par value $.00001)	82
Accumulated deficit	(349,346)
TOTAL STOCKHOLDERS' EQUITY	(349,264)
TOTAL LIABLITIES AND STOCKHOLDERS' EQUITY	**$ 1,054,547**

HYDRO WIND ENERGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQU

For the Year Ended December 31, 2021

	Capital Stock	Accumulated Deficit	Total
2021			
Balance at January 1, 2021	$ 81	$ -	$ 81
Changes During the Year	1	(349,346)	(349,345)
Balance at December 31, 2021	$ 82	$ (349,346)	$ (349,264)

HYDRO WIND ENERGY, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2021

		2021
Revenue:		
Total revenue		184,463
Cost of Revenue		67,189
Gross profit		117,274
Expenses:		
Administrative expenses		337,431
Other expenses		129,189
Total Expenses		466,620
Loss From Operations	**$**	**(349,346)**
Net Loss	**$**	**(349,346)**
Accumulated Deficit - Beginning		-
Accumulated Deficit - Ending	**$**	**(349,346)**

See Independent Auditors' Report and Notes to Consolidated Financial Statements

HYDRO WIND ENERGY, INC.

CONSOLIDATED STATEMENT OF CASHFLOW

FOR THE YEAR ENDED DECEMBER 31, 2021

		2021
Cash Flows From Operating Activities		
Net Loss	$	(349,346)
Adjustments To Reconcile Net Loss to Net Cash Used by Operating Activities		
Crowd funding charges		101,659
Interest on convertible notes		20,469
Interest on bank loan		568
(Increase) / Decrease in:		
Other current assets		(6,364)
Other current liabilities		144,390
Other current liabilities		37,291
Due from related party		(33,830)
Convertible notes - current and non current		20,468
Net Cash Used by Operating Activities		(64,695)
Cash Flows From Investing Activities		
Intangible assets		(428,139)
Net Cash Used by Investing Activities		(428,139)
Cash Flows From Financing Activities		
Advance received for share capital		932,287
Repayment of borrowing from bank		(1,283)
Crowd funding charges		(101,659)
Interest on convertible notes		(20,469)
Interest on bank loan		(568)
Net Cash Provided by Financing Activities		808,308
Net Increase In Cash		315,474
Cash and cash equivalents - Beginning		17,826
Cash and cash equivalents - Ending	$	333,300

See Independent Auditors' Report and Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

Hydro Wind Energy Inc.,("the Company"), a Delaware Corporation was incorporated on July 14, 2020.The Company is holding company of Hydro Wind Entergy Ltd. ("the Subsidiary"), a private company limited by shares registered with the Registrar of Companies in England And Wales on February 8, 2018.

The principal activities of the Company and subsidiary consist of engineering design activities for industrial process and production.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hydro Wind Energy Inc. and Hydro Wind Energy Ltd. for the year ended December 31, 2021. These Companies are consolidated in order to present management and informed creditors with more meaningful financial information. All significant inter-company accounts and transactions have been eliminated upon consolidation.

Revenue Recognition

The Company recognizes product sales revenue when the title and risk of loss have transferred to the customers, when estimated provisions for product returns, rebates and other sales allowances are reasonably determinable, and when collectability is reasonably assured. Accruals for these provisions are presented as reductions to revenues.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which involves the application of accrual accounting. Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Actual reported amounts may differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with a high credit quality financial institution, which at times may be in excess of the FDIC insured limit.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

GAAP requires that the financial statements effect of an uncertain tax position be recognized based on the outcome that is more likely than not to occur. Under this criterion the most likely resolution of an uncertain tax position should be analyzed based on technical merits and on the outcome that will likely be sustained under examination. These requirements became effective for annual financial statements beginning after December 15, 2008 and the Company adopted them as of July 14, 2020.The Company has determined it has no uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

The Company's prior one year income tax return is subject to federal, state and city income tax examinations by tax authorities.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of federal, state and local taxes currently due.

Provisions for deferred income taxes are not provided, as the timing differences between financial statements and income tax reporting are considered immaterial.

Accounts Receivable

Accounts receivable are stated at original invoice amount less an estimate made for doubtful accounts based on review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables, contract payment terms, and any relevant external economic or regulatory factors, and sets up an allowance for doubtful accounts, when collection is uncertain. Customer accounts are written off when all attempts to collect are exhausted. Recoveries of accounts receivable previously written off are recorded as other income when received.

Fair Value Measurements

The Company's financial instruments consist of cash and cash equivalent, loan and advances receivable, accounts payable and loan payable. The recorded values of cash and cash equivalent, loan and advances receivable, accounts payable and loan payable approximate their fair values based on their short-term nature.

Recently Issued Accounting Pronouncement

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The effective date and transition requirements for ASU 2014-09 and subsequent updates was initially deferred by one year by ASU No. 201514, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. In June 2020, the ASU was further deferred by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective date for all privately held

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncement (Continued)

companies that have not yet issued their financial statements or made their financial statements available to be issued has been delayed to annual periods, beginning after December 15, 2019, and interim reporting periods withing annual reporting periods beginning after December 15, 2020.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their Balance Sheets and making targeted changes to lessor accounting. In July 2022, the ASU was deferred by ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, whereby the effective dates for all privately held companies that have not yet issued their financial statements or made their financial statements available to be issued has been delayed to annual periods, beginning after December 15, 2021, and interim reporting periods withing annual reporting periods beginning after December 15, 2022.

Cash Flow Statement

On November 17, 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. It is intended to reduce diversity in the presentation of restricted cash and restricted cash equivalents in the statement of cash flows. The new standard requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017 including interim periods within those fiscal years. Earlier adoption is permitted.

Definition of a Business

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, clarifying the Definition of a Business, which clarifies and provides a more robust framework to use in determining when a set of assets and activities is a business. The amendments in this update should be applied prospectively on or after the effective date. This update is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted for acquisition or deconsolidation transactions occurring before the issuance date or effective date and only when the transactions have not been reported in issued or made available for issuance financial statements. The Company does not expect the adoption to have any significant impact on its Financial Statements.

NOTE 2 – OTHER CURRENT ASSETS

The Other current assets consist of the following as of December 31

		2021
Advance to supplier	$	107,143
Prepaid expenses		5,518
Deposit		846
Total Other current assets	$	113,507

NOTE 3 – INTANGIBLE ASSETS

The Intangible assets consist of the following as of December 31,

		2021
Opening Balance as of January 2021	$	145,771
Addition- Product development cost		428,139
Total Intangible assets	$	573,910

The Intangible assets represent the costs incurred for the development of Quench Sea, a handheld seawater desalination device, and for the Offshore wind power technologies. During the year 2021, it includes a stipend paid to key management personnel of $290,202 (refer note - 12)

The management decided not to amortize the intangible assets this year.

NOTE 4 – ACCOUNTS PAYABLE

As of December 31, 2021, accounts payable aged by due dates were as follows:

		2021
Current	$	-
31 - 60 days		-
61 - 90 days		-
91 days and over		144,443
Net Payable	$	144,443

NOTE 5 – OTHER CURRENT LIABILITIES

The Other current liabilities consist of the following as of December 31

		2021
Payable to M/s. Youlend K/S, United Kingdom	$	27,094
Accrued expense		10,197
Total other current liabilities	$	37,291

As per the agreement dated November 14, 2021, an amount of GBP 24,000 (i.e., $31,297) has been received from M/s. Youlend K/S, the United Kingdom, as short-term finance as the Company makes, is selling a part of all its present and future receivables to a platform of M/s. Youlend K/s, United Kingdom, and 17% is deducted from each sale.

NOTE 6 – CONVERTIBLE NOTES – CURRENT

The Convertible notes consist of the following as of December 31,

		2021
Opening Balance as of January 2021	$	233,200
Interest accrued for the year		20,469
Total Convertible notes as of December 2021	$	253,669

The Company has issued convertible notes of USD 1/- each and total notes issued was USD 200,000.These notes are unsecured and carry interest @ 5% per annum and are due for maturity as per the dates mentioned below.

Particulars of holder	Date of issue	Date of maturity		Closing balance
M/s. Techstars Corporate Partner LLC, USA	12/21/20219	12/21/2022	$	135,017
Non Corporate Holder	5/17/2020	5/17/2022		118,652
			$	253,669

NOTE 7 – BORROWING FROM BANK

The Borrowing from bank consist of the following as of December 31,

		2021
Opening Balance as of January 2021	$	37,404
Less- Repaid during the year		1,283
Closing balance for borrowing from bank	$	36,121
Current portion of borrowing from bank		1,566
Non current portion of borrowing from bank	$	34,555

The above bank loan was granted to the Company on May 6, 2020, as Covid-19 relief by Natwest bank for GBP 30,000 (i.e., $36,987) and is guaranteed by the Secretary of State for Business, Energy and Industrial Strategy, United Kingdom. These loans are subject to interest @2.50% per annum, and no interest is payable for the first 12 months. Repayments were due after 12 months from the loan sanction date, and it has to be settled within 72 months from the loan sanction date..

NOTE 8 – ADVANCE FOR CAPITAL STOCK

The Advance for capital stock consist of the following as of December 31,

		2021
Opening Balance as of January 2021	$	-
Received during the year		932,287
Closing blance as of December 2021	$	932,287

As per the advance subscription agreement dated February 26, 2021, the Company has allowed for the subscription of GBP 688,950 (i.e., $932,287) to M/s. Seeders Limited, United Kindom, has its registered office at Churchill House,142-146 Old Street, London EC1V 9BW, United Kingdom. The amount was received on the same day of the agreement, net off commission, and other charges.

NOTE 9 – CAPITAL STOCK

Stockholders' capital consists of 10,000,000 common authorized stocks, out of which 1,900,000 stocks are authorized for the Company's stock incentive plan at a par value of $0.00001. As of December 31, 2021, the Company has 8,200,000 stocks issued and outstanding, out of which 100,000 stocks issued as a result of the Company's stock incentive plan. All stocks are issued at a par value of $0.00001; details of the stockholders are as follows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

NOTE 9 – CAPITAL STOCK (CONTINUED)

Name of Stockholder	Number of stocks held		Paid up value
Lee King	6,400,000	$	64
Abdullah Ghaly	1,600,000		16
Anil Advani	100,000		1
Sun Power-Gen	100,000		1
Total	8,200,000	$	82

NOTE 10 – STOCK OPTION PLAN

The Company adopted a stock incentive plan to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants, and to promote the success of the Company's business. Options granted under the plan may be incentive stock options or nonstatutory stock options, as determined by the administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated thereunder. The plan authorizes the Company's Board of Directors ("the Board") to award eligible participants the right to purchase stocks in the Company's Parent at a specified threshold (purchase) price established by the Board from time to time. As of December 31, 2021, stock incentive plan awards for the option to purchase 241,000 Common stocks are outstanding. The Company has elected not to measure nor record within the Company's financial statements stock-based compensation associated with the value of the Performance Award options.

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITES

Operating Lease – Premises

The Company has entered into one operating lease with Ali abdulhamid Y Abuali for one of its offices, ending in October 2022. The Company paid total rent of $22,655 for the years ended December 31, 2021. Future minimum lease payments are as follows :

Lessor	Location	Lease Period	Lease / Mo.	Amount
Ali abdulhamid Y Abuali	9111 # Golden mile 9; Palm jumeirah, UAE.	01/1/2022 to 10/3/2022	$2,722	$24,498
				$24,498

NOTE 12 – RELATED-PARTY TRANSACTIONS

All the related party transactions entered during the financial year were in the ordinary course of business of the Company. The Company transacts with Mr. Abdulla Ghaly (Shareholder and director) and other personnel-related to KMPs, to provide advances and receive services related to product development in exchange for a stipend payment.

NOTE 12 – RELATED-PARTY TRANSACTIONS (CONTINUED)

Related party transactions as of and for the year ended December 31, 2021, were as follows:

	December 31, 2021	
Related Parties	**Amount Due from**	**Product development cost**
Mr. Abdulla Ghaly	$ 33,830	$ 67,384
Personnel related to KMPs	-	222,818
Total	$ 33,830	$ 290,202

NOTE 13 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, the date of these financial statements, through April 22, 2022, the date these financial statements were available to be issued pursuant to the requirements of ASC Topic 855, on April 01, 2022, the Company purchased 7,100,000 number of additional ordinary shares of Hydro wind energy limited, the result of that total shareholding of the Company in its subsidiary company increased to 62%.

Except for the above event, no other events or transactions occurring during this subsequent event reporting period require recognition or disclosure in the financial statements. With respect to this disclosure, the Company has not evaluated subsequent events occurring after April 22, 2022.

HYDRO WIND ENERGY, INC.

CONSOLIDATED SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2021

		2021
Administrative Expenses		
Digital marketing expense		104,867
Professional fees		99,557
Information technology expense		44,254
Vehicle running & maintenance expenses		25,286
Rent expense		22,655
Traveling & entertainment expense		12,492
Product development expense		7,503
Utilities expense		1,295
Insurance expense		11
Miscellaneous expense		19,511
	$	337,431
Other Expenses		
Crowd funding charges	$	101,659
Interest on convertible notes		20,469
Bank charge		3,211
Exchange loss		3,282
Interest on bank loan		568
	$	129,189

See Independent Auditors' Report and Notes to Consolidated Financial Statements

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hydro Wind Energy, Inc.

Power & Water | Clean Technologies



Website | San Francisco, CA | CLEAN TECHNOLOGY

We are developing a disruptive technology to solve 3 of the biggest challenges of the 21st century, low cost clean electricity, grid scale energy storage, and seawater desalination. All ultimately from wind offshore using vertical axis wind rotors and offshore based kite systems. We have also developed and commercialized the world's only low cost handheld seawater desalination device (QuenchSea) for humanitarian purposes, disaster relief, and the marine sector.

$0.00 raised

$529,590 previously crowdfunded

0 Investors	$120M Valuation
$10.38 Price per Share	$249.12 Min. Investment
Common Shares Offered	Equity Offering Type
$4M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Offering exciting innovations in offshore wind power and seawater desalination. Oceanhydro Omni: low-cost, clean offshore wind power and energy storage. SubSea RO Wind: wind-powered low-cost seawater desalination. QuenchSea: portable, low cost, hand-powered seawater desalination device. 3 granted patents.
- World Economic Forum, Top 100 startups shaping the 4th Industrial Revolution. Backed by Techstars, AWS Clean Energy Accelerator, Shell Startup Engine & more. (source)
- $57 million signed commitment from an institutional investor for an IPO. $6 trillion energy market and $500 billion water market. (source, source, source)

OVERVIEW - OHO

Game Changing Innovations in Offshore Wind Power and Seawater Desalination

Wind Power | Energy Storage | Electricity | Water

> We are solving three of the biggest challenges of the 21st century, low cost clean electricity, grid scale energy storage, and access to freshwater

THE PROBLEM - OHO

Wind Power and Energy Storage

Warning Fossil Fuel
The world needs to transition to renewables to counter the global environmental crisis. We currently still source 84% of our energy from fossil fuels

High cost
Conventional offshore wind turbines are expensive at $3.3 million per MW installed and $100 per MWh

Energy storage
No cost effective solution has been found to store electrical energy sourced from renewables - the missing link to a future world powered by renewables

Limited
Offshore wind turbines have reached a plateau due to structural and efficiency limitations. Current commercial structures are economically limited to maximum water depths of 60m and heights of 150m

On Demand Power
Wind is considered non-dispatchable the ability to increase or decrease power output on-demand. Wind is variable. Wind provides volatile power output

Wind to Electricity
Wind has electrical conversion efficiency limitations of 35% (wind to electricity)

There is a global need for clean, affordable and secure energy. The global energy market is currently sized at $6 trillion, and energy demand is expected to grow by one-third by 2040. The world still sources 84% of its energy from fossil fuels. (source, source)

Many of the environmental problems the world faces today—including climate change, ocean acidification, droughts, extreme weather, carbon emissions, and air pollution—are all a direct result of our dependence on fossil fuels.

The world needs to transition to renewables; but, the main problem with conventional renewables is that they have failed to outcompete with fossil fuels on cost, scalability, power and energy density. In addition, they are either intermittent, variable or both and no cost effective energy storage solution has been found to absorb the volatility of renewables or to dispatch them on demand.



**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

THE SOLUTION - OHO

Breaking the Barrier to a Carbon Emissions-Free Future

80% | of the world's wind resource is offshore in deep waters

Source: Equinor

The technology we are developing will potentially open up the ability to exploit offshore wind power in deep waters at significantly reduced cost, compared to conventional wind turbines, offshore floating wind, or evolving marine and kite energy technologies.

Current wind turbines are unable to access offshore wind in deep waters, and are limited to shallow waters of no more than 60m depth and heights of 150m. In addition, wind turbines convert the wind directly to electrical energy, giving a low conversion efficiency of 35% with variable power and energy output. In contrast, we use vertical axis rotors solely to provide mechanical power to lift, altering the buoyancy of a submerged pressure vessel and fully absorbing the volatility of winds from 4m/s right up to 40 m/s. Water flooding into an empty pressure vessel at sea depth is used to generate electricity through a hydroelectric turbine (similar to hydro power). This in comparison gives a hydro-electrical conversion efficiency of 90% with the added benefit of energy storage and on-demand dispatchable power—the two missing links to a future powered by renewables. (source, source)

> How can humanity access and harness wind offshore in deep waters cost effectively today?

Our technology is a combination of a form of pumped hydro storage and wind power—a hybrid system that combines wind and subsea energy storage. It uses the same principles as pumped hydro storage; but, instead of using a dam, we are using sea depth, individual pressure vessels, and subsea pressure to obtain the same results using a hydroelectric turbine.

This technology has the potential to be a game changer for the 21st century—in terms of developing a renewable energy system that has the potential to outcompete fossil fuels on power density, energy density, cost and scalability, while also expected to provide dispatchable and reliable power generation to the grid. In addition, it's ultimately wind power, which eliminates carbon emissions entirely from power production.

This technology is anticipated to rapidly accelerate the transition to renewables and worldwide electrification, thereby lowering the cost of energy and increasing security of supply. The main objective is to provide unsubsidised reliable electrical energy. The technology is extremely disruptive from the current state of the art, yet utilizes existing and proven technology in a new area.


OceanHydro Omni
A highly innovative technology that harnesses offshore wind combined with the power of subsea oceanic pressure to provide reliable, low-cost clean electrical energy and energy storage
The solution-
The game changer
Vertical Axis Wind Rotor
Floating Buoy
100m
Pressure vessel
Air at 200 kpa
Hydroelectric Turbine
1106.9 kPa

**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

OceanHydro Omni

A 2nd configuration that harnesses **offshore wind** combined with a gravity based energy storage solution to provide reliable, low-cost **clean electrical** energy and **energy storage**



OceanHydro
Omni
Vertical Axis Wind Rotor
Electric Generator - mechanical to electric
Floating Buoy
Heavy Block
100m
1106.9 kPa

**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

A more efficient way to harness wind offshore, mechanically store the energy subsea and release it on demand

THE TECHNOLOGY DESCRIPTION - OHO

Volatile Power | On-demand dispatchable power

Wind + Subsea pressure/Depth + Hydroelectric turbine = Electricity + Energy storage

Uses the same principles as Pumped Hydro but in reverse

The first technology in the world to eliminate the variability of wind. Energy storage inherently built in

Opens up the ability to harness offshore wind in deep waters

Uses Hydroelectric Turbines - the most efficient electrical power conversion technology in the world



SubSeaRO

**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

WHAT IS SO UNIQUE? - OHO

Wind turbines convert the wind directly to electrical energy giving a low conversion efficiency of 35%. with variable electrical energy and power output. OceanHydro Omni utilises a vertical axis wind rotor solely to provide mechanical lift to alter the buoyancy of a submerged pressure vessel.

Water flooding into an empty pressure vessel at depth is used to generate electricity through a hydroelectric turbine. This in comparison gives a full round conversion efficiency of 70% with added benefit of on-demand dispatchable power and energy storage. The two missing links to a future powered by renewables.

Wind to mechanical lift - Charge mode → Water pressure to electricity - Discharge mode


DA VINCI
Breakthrough Tech Solves Wind Power's BIGGEST Pro...
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WHAT IS THIS?
Watch on YouTube

**The above is a rendering of a future product. Images/video are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

Technical information

Rotor to Height	50m
Pressure Vessel Volume:	500m³
Gearing advantage:	45:1
Wind speed operation:	4m/s to 40 m/s
Operational Sea Depth:	100m
Hydroelectric turbine rated power:	1MW
Energy Storage capacity:	70 kWh per cycle
Maximum charge time:	3 to 68 minutes
Discharge time:	5minutes
Energy generation per day:	1.6 MWh to 13.8 MWh
Cycles per day:	21 to 189
Unit Cost:	$550,000
Cost per MWh:	$45


Mooring
Pressure Vessel
1MW Hydroelectric Turbine
Export Cable

$45 per MWh based on internal assessment



**The above is a rendering of a future product. Images/video are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

BENEFITS - OHO

- LCOE below 45 per MWh
- Omnidirectional wind capture
- Closer spacing
- Lower starting wind speed (3 m/s)
- Lower environmental impact
- Easy installation compared to conventional wind turbines
- Operates in extreme weather
- High energy yield
- Harnesses full energy resource from 3 m/s to 40 m/s wind speeds
- Absorbs variability of wind power
- Ancillary services to the grid
- Rapid development cycle
- Uses hydroelectric turbine for electrical conversion subsea
- Dispatchable power
- Inbuilt energy storage
- Hybrid energy system
- Lower center of gravity, which reduces platform costs
- Improved efficiency over HAWTs at multi-MW scale
- Reduced O&M costs through removal of active components and platform-level placement of drivetrain

COMPARISON TO WIND TURBINES - OHO



Offshore Wind Turbines
VS
OceanHydro Omni
$ 100 /per MWh
$ 45 /per MWh
Wind to Electricity
35% electrical conversion efficiency
No energy storage
Non dispatchable power
Complicated technology
High cost $3.3 Million per MW installed
Limited to shallow waters
Government subsidies
Capacity factor 50%
Variable Power and Energy Output
Low power to mass ratio
Wind energy resource extraction max 15 m/s
No grid services
Wind to Mechanical Lift - Water Pressure to Electricity
90% electrical conversion efficiency
Energy storage inherently built in
Dispatchable power on-demand
Simple technology
Low cost $550,000 per MW installed
Requires deep sea
Commercially competitive from the outset
Capacity factor of Hydroelectric Turbines 57%
Controlled and guaranteed Power and Energy Output
High power to mass ratio
Harnesses full energy resource from 4m/s to 40m/s
Auxiliary services to the grid - Balancing, Frequency Control, Voltage stability, Reserve, Black Start

Source: EPA



OceanHydro Omni
Copy link
Watch on YouTube

**The above is a rendering of a future product. Images/videos are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

THE MARKET - OHO



Electricity
Transport
Heat
$6 trillion
$12 trillion
Current Energy Market Size
(All sectors) 158,000 TWh
Growth Market to 2050
Annual Global Electricity Market
27,000 TWh
$3 trillion
1 BILLION PEOPLE
No access to electricity

Source: Business Wire, IEA, SP Global

BUSINESS MODEL - OHO



Global Opportunity - all that is required is sea depth and offshore wind to generate and store energy at unprecedented levels
100% lowest prise
Anticipated to generate electricity at a lower price than any other power generation technology. Lowest Capital Costs versus all other electrical generation technologies
Auxiliary services to the grid. Sold at premium to wholesale rate
Dispatchable power on-demand
Offshore and deep sea - territorial and international waters - opens the door to access wind offshore, deep sea at low cost
Commercialisation planned to start in 2024- rapid monetisation - 1 GW array in North Atlantic commissioning to start in 2023 - 7 phase development
Market domination strategy
Visionary Co-development partners unlock global potential - Hydroelectric Turbine manufacturer, Electrical Infrastructure, EPC, Subsea Cabling, Finance, Project management
$70 per MWh
Expected launch price from $70 to $100 per MWh - price set to outcomplete market price in any geographical market at anytime of day without government subsidies
Energy storage allows us to sell at any time of day

TECHNOLOGY READINESS LEVEL - OHO



R&D Project Development
Demonstration
Deployment
Pilot Subscale
Commercial Scale Prototype
Supported Commercial
Competitive Commercial
Technology Readiness Level
3 4 5 6 7 8 9
Commercial Readiness Level
1 2 3 4 5 6
2021
2022
2023
2024
$1 Million
$25 Million
$100 Million
$500 Million

TRACTION - OHO

Validated Research Through Aberdeen and Southampton Universities

PATENTED
3 Granted patents

NEWS
Media coverage 200 articles globally

TRL 6
Technology Readiness Level TRL 6

$2 million
Raised $2 million (convertible notes)

GEM
GEM Commitment $57 million to list -IPO

$5 million
Current Raise $5 million on $100 million valuation

$100 billion
Target Valuation by 2025 $100 billion

Global Innovation Programme: Shell StartUp Engine
Clean Energy Accelerator: aws
Top 100 Startups: World Economic Forum
Capital Market: techstars

Sources: Tech Stars, Amazon, Shell, WE Forum

GLOBAL POTENTIAL - OHO

OceanHydro Omni

Minimum average mean wind speed of >7m/s and sea depth of greater than 100m plus



THE VISION

Leading the 21st century transition to zero carbon emissions electricity

Electrifying 80% of global energy demand in the 21st century

THE PROBLEM - SRW

The World Needs a Solution to the Water Crisis



**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

The scarcity in accessible fresh water is becoming a more severe threat to the prosperity and sustainability of all human societies. Over 2 billion people do not have access to clean water (UN) and over two thirds of the world's population live in water scarce regions (source). Globally there is an urgent need to provide a low cost effective solution to the world's water crisis that is accessible to all nations.

The world population is expected to grow from 7.4 billion in 2017 to 9.9 billion in 2050, adding tremendous risk of water stress. Along with other megatrends, such as urbanization, modern agriculture and industrialization, human activities have multiplied demands for water consumption. Water contamination from industrial production and extreme weather (droughts and floods) due to climate change also put the very limited water resources in danger. Unrelenting population growth and economic development will continue pushing the demand for water beyond its natural limits. (source, source, source)

The water crisis is affecting almost every nation on the planet from California in the US to Jordan in the Middle East with the most acute in developing and emerging markets. Water is the ultimate systems challenge. It is a unique resource that underpins all drivers of growth – be it agricultural production, energy generation, industry, or manufacturing. It is the key that unlocks human potential.

The water crisis
The water crisis is the number 1 global risk based on impact to Society

High cost
Conventional desalination technologies are prohibitively expensive, powered by fossil fuels with significant environmental impact

Water Scarcity
Two thirds of the world's population live in areas plagued by water scarcity

Risks
Over 8.5 million people die annually from the consequences of water-related diseases.

2 Billion
2 Billion people do not have access to clean water

Limited
We are fast approaching a world in which the most hotly-contested resource for development and survival is not oil, but water.

THE SOLUTION - SRW

We produce **Water**

Seawater to Freshwater

Our technology focuses on providing low cost fresh water. Conventional seawater desalination technologies are prohibitively expensive, energy intensive, primarily powered by fossil fuels and with significant environmental impact. Solar powered desalination can not meet the volumes that are required to meet our ever growing consumption needs. We have developed an extremely disruptive technology to desalinate seawater into fresh water using offshore-based altitude wind kites, reverse osmosis membranes and subsea pressure, eliminating entirely the need to use fossil fuels for water desalination and reducing desalination costs by 90%, based on internal assessments. This technology has the potential to alter the entire dynamics of the global water challenge and permanently alleviate the world's water shortages in the short term. It is sustainable, scalable, zero carbon emissions technology, provides significant volume capacities at negligible costs versus all other desalination technologies, and has the potential to transform the lives of billions of people around the world.

SubSeaRO WIND

A highly innovative technology that combines the power of altitude wind, reverse osmosis membranes and subsea pressure to desalinate seawater into freshwater in unprecedented volumes.

The solution- The game changer



Low Altitude Kite
Sea Anchor
Mooring
Submerged with air pocket at 101kPa. Pocket of air compresses during desalination.
Pressure Vessel
Reverse Osmosis Membranes
Desalinated, Potable Water
Hydrostatic Pressure filters the seawater through the RO membranes
600 METRES
6132kPa

**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

TECHNOLOGY DESCRIPTION - SRW

This technology uses the natural hydrostatic head of the ocean at 500m depth to drive a reverse osmosis process. The system is combined with wind power using kites to lift the freshwater to the surface. Sail and kite powered barges are used to deliver the water to shore.

All that is required is **sea depth of 500m** and offshore wind. Global technology that can be applied worldwide from Japan to Malta to meet the entire needs of urban centers.

Altitude wind kites + Subsea pressure + Reverse osmosis membranes = Fresh potable water

- Offshore **altitude wind** is stronger and more persistent and ideal for **mechanical power** to lift.
- Technology uses the same **aerodynamic principles** as yacht **sailing**.
- Kite control mechanisms currently exist.
- **Subsea RO** desalination already **tested**.

BENEFITS - SRW

Captial Cost per m^3/day



$1500
vs
$200
Current Desalination
SubSea RO Wind
$1/m³
vs
$0,20/m³
Current Desalination
SubSea RO Wind

Low capital costs $200 per m^3 installed compared to current desalination technologies above $1500 per m^3 installed

Cost below $0.20 per m^3 (conventional desalination technologies cost over $1 per m^3)

- Simple technology, easy to build, deploy, scale and decommission
- Completely eliminates the use of fossil fuels for desalination
- Based on proven technology – reverse osmosis membranes and wind technology
- Full scale demonstrator ready by the end of 2023
- Potential to decarbonise the entire desalination capacity of nations
- Global technology - requires sea depth 500m plus and altitude wind
- Environmentally benign technology
- Global Application - has the potential to solve the world's water crisis today
- Unprecedented global competitive advantage
- Security of supply
- Quantities on demand. Avoids the limitation of solar powered desalination
- Rapid technology development cycle

**Based on internal assessments*

100%

Renewable - ultimately uses wind at altitude

Low Cost

Low Capex and Opex 90% reduction on current costs

Capacities

Provides urban wide capacities. Volume production to match demand

**Based on internal assessments*

> We reduce water desalination costs by 90% outcompeting all other technologies

Source: Scientific American

THE MARKET - SRW



$40 billion
$17 billion
Current Desalination Market Size
Growth Market to 2050
Uncatered market due to costs
2 BILLION PEOPLE

Sources: Adroit Market Research, Zawya,



SubSea RO Omni
Copy link
SubSea
Watch on YouTube

**The above is a rendering of a future product. Images/videos are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

> Leading the 21st century transition to zero carbon emissions desalination

TECHNOLOGY READINESS LEVEL - SRW



R&D Project Development
Demonstration
Deployment
Scale Prototype 10,000 m3 per day
Competitive Commercial
Technology Readiness Level
3 4 5 6 7 8 9
Commercial Readiness Level
1 2 3 4 5 6
2021
2022
2023
2024
$300, 000
$20 m illion
$50 Million Procurement Contracts



**The above is a rendering of a future product. Images are computer generated demo versions. Products are still currently under development and are not yet available on the market.*

GLOBAL DEPLOYMENT POTENTIAL - SRW



SubSeaRO WIND
Minimum average mean wind speed of > 7m/s at 200m altitude and sea depth of greater than 600m
In 80% of the world's waters and within 30km off the majority of the world's continents
Colour Code Water Stressed Regions
Low
Medium
High

THE VISION
Alleviate the world's water crisis by 2027

THE SOLUTION - QS



Quenchsea

QuenchSea is a groundbreaking, low-cost, portable, manually-powered device that instantly turns seawater into drinkable freshwater

**The product is not yet currently available. The initial deliveries of pre-orders are expected to be delivered August 2022.*

Sea you can drink

Seawater to Freshwater

THE PROBLEM - QS

The water crisis
The water crisis is the number 1 global risk based on impact to Society

No viable
No viable means for individuals to desalinate seawater for personal use

Water Scarcity
Two thirds of the world's population live in areas plagued by water scarcity

Risks
Over 8.5 million people die annually from the consequences of water-related diseases.

2 Billion
2 Billion people do not have access to clean water

Limited
We are fast approaching a world in which the most hotly-contested resource for development and survival is not oil, but water.

THE SOLUTION - QS

Quench sea

The Solution- The Game Changer

An innovative technology that combines a **hydraulic system** and a small **reverse osmosis membrane** to desalinate **seawater** into **fresh water** using human power.



**The product is not yet currently available. The initial deliveries of pre-orders are expected to be delivered August 2022.*

TECHNOLOGY DESCRIPTION - QS

A hand-held, stand-alone, low-cost, low-tech desalination device for short-term use and rapid deployment

HYDRAULIC SYSTEM + TRIPLE PRE-FILTERATION + REVERSE OSMOSIS MEMBRANE + MANUAL POWER OPERATED = FRESH POTABLE WATER

SPECIFICATIONS - QS

* Average water quality is 200 to 500 TDS (Total Dissolved Solids) Please note seawater varies from a 32,000 TDS to 45,000 TDS this affects the final TDS of the desalinated water.

Name	QuenchSea
Desalination Capacity	Above 4 Litres per hour - Ideal conditions up to 6 Litres
Technology Type	Reverse Osmosis Membranes
Weight	1.9 kg
Seawater Feed Flow Rate	40 Litres per hour
Pressure	5.5 MPa
Pressure Release Valve	Set at 6.0 MPa release
Max Feed water temperature	45°C, 113°F
Quality	Below 1,000 TDS and meets WHO Standards*
Salt Rejection	98% Salt rejection depends on salinity, pressure and temperature of feed water
Triple Pre-Filtration system	Ultrafiltration with carbon activated filter
Membrane type	Seawater ONLY

Quench sea

Removes Salts, Parasites, Pathogens, Contaminants and Microplastics

QuenchSea has an advanced in-built triple pre-filtration system and a reverse osmosis membrane to remove salts and particles as small as 0.0001 microns. Water is guaranteed to be below 1,000 TDS*.

*Average TDS after desalination is 300 to 500 TDS

Seawater to Freshwater


35,000 TDS
Seawater
1,000 TDS
Freshwater

**The product is not yet currently available. The initial deliveries of pre-orders are expected to be delivered August 2022.*

6 CLEAN WATER AND SANITATION
SAFE AND AFFORDABLE DRINKING WATER

UN Sustainable Development Goals

Leading the World in realising UN SDG 6

Source: UNDP


CLEAN WATER AND SANITATION
6
GOOD HEALTH AND WELL-BEING
3
QUALITY EDUCATION
4
GENDER EQUALITY
5
NO POVERTY
1
PARTNERSHIPS FOR THE GOALS
77
CLEAN ACTION
33
Quench sea

Retails $50 and above
96 Litres per Day
Seawater to Fresh Water

THE MARKET - QS


$60 billion
$6 billion
Potential Size*
RO membrane replacement Yearly**


No access to Clean Water
2 BILLION PEOPLE

*50% of the world's population live near the coast. **Assumption $20 per membrane required replacement 1 time per year. Shelf life of RO membranes is 3 to 12 months depending on usage.

Final Users	Purchasers
People in Humanitarian Catastrophes	Non Governmental Organisations
People with no access to clean water living near the coast	Government Development Agencies
Sailors/Survivalists	Marine Companies
Military Personnel	Military/Navy
Marine Sector Cruise Ships, Offshore Oil Rigs/Life Rafts	Marine Companies
	Aviation

BUSINESS MODEL - QS

- Primary purchasers NGOs
- Secondary market - marine sector, military
- Sustainable Business Model Production Price $25 per unit and sale price $50 per unit and above
- Crowd Funding Campaign and website orders 4,000 units 2021/22
- Commercialisation to start 2022 - rapid monetisation
- Market domination strategy only low cost hand-held desalination device on the market
- Visionary co-development partners unlockglobal potential - RO membrane manufacturer, Hydraulic system supplier and NGOs
- Business model is based on building the desalination devices in the US and UAE, securing a 3rd party logistics partner and shipping globally. Securing contracts with NGOs prior to production

TRACTION - QS

- INDIEGOGO + www.quenchsea.world $500,000 +
- Orders 4,000 +
- Delivery Aug 2022
- Customers 4,000 +

Over 5,500 followers on Facebook

Over 2,900 followers on Instagram

PRODUCT RANGE - QS


QuenchSea


RO Membranes


QS Pre-Filter

The above are renderings of currently available products. Images are computer generated demo versions.

THE VISION

THE VISION
Alleviate the world's water crisis by **2027**

1 BILLION PEOPLE
Global Impact by **2027**

"Quite simply, water is a matter of life and death. Our bodies are 60% water. Our cities, our industries and our agriculture all depend on it. Yet, today, 40% of the world's people are affected by water scarcity; 80% of wastewater is discharged untreated into the environment, and more than 90% of disasters are water-related"

UN Secretary-General António Guterres

Source: UN


Quench

SUPPORTERS & PARTNERS

Source: UN, C3, Innovate Masdar, UN

FEATURED IN

WORLD ECONOMIC FORUM

Selected as one of the top 100 startups shaping the 4th Industrial Revolution by The World Economic Forum

https://widgets.weforum.org/arabstartups

Source: WE Forum

OUR VALUES


COURAGEOUSLY CREATIVE
We lead, we create, we innovate
TRAIL BLAZERS
We are the future, we think big and make it happen
BEYOND GREAT, EXCEPTIONAL
We set the standard in everything we do
WHOLEHEARTEDLY SUPPORTIVE
We are candid with one another, we work with trust and respect
ENVIRONMENTAL STEWARDS
We conserve, we protect, we defend
FINANCIALLY SAVVY
We are owners, we invest shrewdly, and we share the rewards
UNAPOLOGETICALLY ENTHUSIASTIC
We accept the mission with positivity and passion

WHY INVEST

The future is here



”Climate Tech will produce 8 to 10 Teslas, a Google, an Amazon, and a Microsoft”

Bill Gates

Source: CNBC

Every year, global energy demand continues to rise. Driven by emerging economies and developing nations, total worldwide energy usage is expected to grow by nearly 50% by 2050 and the water market globally will be worth over $500 billion. (source, source)

At the same time, scientists are sounding the alarms about rising temperature levels, caused by carbon dioxide and other greenhouse gasses. (source) With temperatures likely to increase by well over two degrees Celsius, many nations are seeking ways to replace fossil fuels with renewable sources of energy. This provides a market opportunity to invest in game changing technologies that will play a major part in the global transition. We have viable and practical solutions to 3 of the biggest challenges of the 21st century, low cost clean electricity, grid scale energy storage and freshwater. Solutions that can be developed and commercialized in the shortest possible time with the greatest impact.

- Raised $2 million to date
- Reached TRL 6 (Technology Readiness Level) in 2 years
- Generating revenues now from QuenchSea $500,000 plus in sales and pre-orders
- 4,500 customers
- $57 million signed commitment from an institutional investor dependent on listing
- We have 3 innovative solutions!!
- 3 granted patents
- 40+ team members and backed by Techstars, Shell Startup Engine, AWS Clean Energy Accelerator, Innovate Masdar City (source)
- Climate change represents an existential threat to human civilization, with many nations seeking to reach zero net carbon emissions by 2050 (source)
- As the world transitions away from fossil fuels, there is a market opportunity to invest in clean or renewable energy sources
- Global investment in transitional technologies reached $755 billion in 2021 (source)
- Wind, solar, hydropower, energy storage and water represent immense future needs and opportunities
- Investments in renewables will need to triple in the coming years in order to reach net-zero carbon emissions (source)

In the Press

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Meet Our Team



Lee King

CEO, President, CFO, Secretary, and Director

Co-founder and CEO. He is a graduate of the University of Aberdeen holding an MA and MSc International Business. He has over 10 years of experience in business management, business development, investment funds, project finance, investment and technology strategies, as well as within projects focusing on water desalination, water security and energy.



Hayk Vasilyan

CTO

Co-founder and CTO is a renowned researcher in manufacturing technologies and materials. He holds a Mechanical Engineering BSc, MSc from the University of Turin, Italy, and a PhD in the field of Computational Engineering and Design at the Rolls-Royce Technology Centre from the University of Southampton. 30+ hours per week.



Maryam Hassani

CIO

Co-founder and CIO Chief Innovation Officer - holds a BA from New York University Abu Dhabi. She has experience operating as a leading Innovation strategist and facilitating corporate initiatives and their integration with government entities. 15+ hours per week



Abdulla Ghaly

IT Director

Co-founder, IT Systems Integrator and IT Director. He is a graduate of Queens Mary University and UCL with an MSc in Electrical and Telecommunications Engineering. He has over 10 years experience as a Telecoms Engineer and IT systems integrator. 30+ hours per week



Laura Dryden

People Director

Co-founder PD People Director is an accomplished and renowned C-Level executive with a proven track record in developing and building agile tech-culture and performance management strategies. 5+ hours per week



Mostafa Helmy

Head Digital

Head of Digital Strategy. He is an accomplished medical doctor with an MBBS from Durham and Newcastle Universities. He has experience in digital strategy, social media, growth hacking and data management. 15+ hours per week



Pranay Addepalli

Mechanical Engineer

Graduate in Mechanical Engineering from BITS Pilani and MSc in Renewable Energy. He has worked on projects focusing on renewable energy technologies, desalination and fluid dynamic analysis. 10+ hours per week



Donald Naylor

Chief Technical Engineer

Chief Technical Engineer. Chartered mechanical engineer holding an MA Cambridge University with over 18 years of experience in the design, manufacture, installation and operation of powerful equipment for the marine environment. 15+ hours per week









Mircea Calarasu

Mechanical Engineer

Mechanical & Offshore Engineer. Holds an MEng degree in Mechanical & Offshore Engineering RGU (Aberdeen) and an MSc Petroleum Engineering from Imperial College London. He has experience in CAD design, structural/stress analysis, fluid flow modelling, project management/planning and product design. 5+ hours per week

Ercument Alyanak

Chief Engineer

Mechanical engineer with over 20 years of experience in wind turbine technology, aerodynamics and wind energy. He is a graduate of Dokuz Eylül University and holds two engineering degrees. He has extensive experience in spearheading and implementing effective technology strategies. 20+ hours per week

Hannah Forbes

Director of Fundraising

Holds a M.Eng Manufacturing and Management from University of Bath and a PhD in Crowdfunding from University of Liverpool. She is an active researcher at The Cambridge Judge Business School, Centre for Alternative Finance. 10+ hours per week

Dennis Nwatu

Head BD

Seasoned business development and innovation professional. Holding a BA in Business from Anglia Ruskin University and certificates in Enterprise Design Thinking from IBM, he is at home in entrepreneurial and start-up environments, specialising in ideation, market insight and research, fundraising, and lead generation. 30+ hours per week



Adrine Zenian

Head Digital Marketing

BA Business Administration. Strategic marketing lead with over 7 years of marketing and digital media experience. 15+ hours per week



Sohna Ngum

Director of Inclusion and Diversity

MA Gender, Society and Representation, MA (Hons) French and International Relations. Inclusion and development expert with experience in sectors including disaster risk management, energy, infrastructure and climate change issues. 10+ hours per week



Maddie Manzagol

Environmental Engineer

BS Environmental Studies. Project Co-ordinator 20+ hours per week



Chris Hazzard

Tooling and Mould Engineer

Tooling engineer with 25 years of experience in SolidWorks, Product Design, Mold Design, Fixture Design, Assembly tooling Design and project management. 5+ hours per week

Offering Summary

Company	Hydro Wind Energy, Inc.
Corporate Address	355 Bryant Street, Office 403, San Francisco, CA 94107
Offering Minimum	$9,995.94
Offering Maximum	$3,999,984.90
Minimum Investment Amount (per investor)	$249.12

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	963
Maximum Number of Shares Offered	385,355
Price per Share	$10.38
Pre-Money Valuation	$119,643,699.84

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Amount-Based:

$5,000+

Receive 3% bonus shares

$10,000+

Receive 5% bonus shares

$20,000+

Receive 7% bonus shares

**All perks occur when the offering is completed.*

Loyalty Bonus:

For any previous backers or investors in Hydro Wind Energy, when you invest in this live offering, you will receive an additional 5% bonus shares.

The 10% StartEngine Owners' Bonus

Hydro Wind Energy, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $10.38 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $1,038. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Hydro Wind Energy, Inc. to get notified of future updates!

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California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

Even now, man may be unwittingly changing the world's climate through the waste products of his civilization.

It is mankind and his activities which are changing the environment of our planet.

In my opinion, the greenhouse effect has been detected and it is changing our climate

Today there's no greater threat to our planet

One minute into our future to see the climate crisis is near

Threat to our environment is not just a reality but the central reality

After it found the last decade was the warmest on record

Humanity faces many threats but none is greater than climate change

90% of the world's energy is sourced from fossil fuels. Many of the environmental problems the world faces today – including climate change, carbon emissions, air pollution, acid rain, droughts, ocean acidification, are all a direct result from our dependence on fossil fuels.

We need to transition to renewables, to meet our current and future energy demands. The challenge with renewables is that they are either intermittent, variable or both.

We have developed an innovative hybrid energy system to absorb both the intermittency and variability of wind power. Ocean Hydro Omni is an extremely disruptive technology that harnesses the immense and consistent power in offshore wind using vertical axis wind rotors combined with subsea pressure to provide clean electrical energy and grid-scale energy storage. Harnessing the power of subsea oceanic pressure and offshore wind to solve two of the biggest challenges of the 21st century: low-cost clean electrical energy and energy storage.

Ultimately, we're talking about a technology that has the potential to alter the entire dynamics of the energy market in terms of electrification, lowering the cost of energy, grid-scale energy storage, and on-demand power. In fact, it's a game changer that outcompetes fossil fuel power generation in almost every aspect.

This technology is about system integration and not about reinventing the wheel. What we are doing is simply combining existing technologies in a novel way to solve a very big challenge.

Ocean Omni opens up the ability to exploit offshore wind power today at significantly reduced cost compared to conventional wind turbines, and all other power generation technologies while simultaneously providing stable and reliable power generation to the grid.

We are creating the future landscape of renewables. Our aim is not only to lead but to define the global transition to renewables.

We have the solution for a better future, today

Join us on our journey!

What is So Unique Video:

The worldwide thirst for electricity is absolutely immense. And with people like me opting to ditch natural gas in favor of heat pumps and driving electric cars, that demand is only going to increase. I talk about solar all the time, but global wind generation is about twice that of solar (according to our world in data in 2019) (link).

Studies even suggest that offshore wind energy alone could power the entire world. In fact, 80 % of the world's wind resource is offshore in deep waters. So why isn't every country building offshore wind farms as fast as they can, and why aren't they everywhere? [thinks to himself] Let's find out!

Now when you think wind turbine, you're probably picturing something like this. Massive horizontal axis wind turbines or HAWTs.

But a company called Hydro Wind Energy believes they have a novel solution to the offshore wind problem, by using these, vertical axis turbines with some very interesting properties. But before we get into that, let's talk about conventional offshore wind turbines.

Here in San Diego, we have really mild weather and slow wind speeds. It doesn't help that i live on a hill and have all these trees. [hold wind speed meter and show results, on the roof]. But out here near the ocean, you can just tell how much more active the wind is.

If we look at offshore wind speed data 70 km off the coast of Rona in Scotland, here's what an hourly average for the entire year looks like. First of all it should be clear just how variable and intermittent the wind speeds really are.

But if we average it by season, we can get a little more clarity. Interestingly the strongest winds come in winter, which is good news, because that's when solar energy is at its lowest. And before you think that wind speeds are super constant throughout the day, remember this is an average. If we instead look at one day August 1st 2020 for summer, and January 27th 2020 for winter, we can see how the offshore wind and solar potentials compare.

This is the first major issue of offshore wind, it's unpredictable and varies throughout the day. There's no way to increase or decrease production to match what people are actually using or even know what you can expect hour by hour.

Spanish-German wind giant Siemens Gamesa is preparing to deploy 60 of its SG 14-222 DD turbines of this variety by 2024. Each of the 60 turbines will produce 14.7MW, which is a new world record. (LINK) Feature blades that are 108M long, about the size of Football or soccer field, and a rotor diameter of 222 meters, about 45 Tesla Model S's parked bumper to bumper, it's pretty mind boggling.

There are issues though, as costs increase dramatically as the blade size increases. Both in larger molds and casts to create the blades, but also the logistics of larger support towers and anchoring them safely to the sea floor using monopiles. (LINK) A Monopile is a steel cylinder piled into the sea floor by a special hydraulic ram.

And as wind turbines continue to grow in size, these monopiles too will have to get bigger to support their massive size, and resulting moments of inertia. Now while there are some floating platforms being worked on, these turbines will largely be limited to about 50 meter sea depths which will restrict where it can be installed.

The second problem with offshore wind turbines, is that they aren't really able to harness the entirety of the winds potential.

Large wind turbines like these, require around 5m/s airspeeds to start spinning, and have to shut down when wind speeds reach around 25m/s. Their ideal operating range is around 10-15m/s and thats where the gearing, generators and power electronics are sized to operate. More modern turbines like the Siemens Gamesa 14.7MW turbines, make use of a technology called High Wind Ride Through (HWRT) which help with this, but that's a topic for another day.

Being so massive, these turbines actually affect the laminar flow of air, impacting other turbines down wind in a offshore farm. I had a chance to chat with Marc Spieler at NVidia, a company doing amazing work using digital twins, AI and computer simulations, to determine optimal turbine placement.

According to an article by the American Society of Mechanical Engineers, written by Michael Abrams, while horizontal wind turbines can be 50% efficient, turbines down wind can see their outputs decreased by about 40%. To avoid the turbulence of an 10MW upwind turbine with a rotor diameter of 150meters, a downstream turbine would need to be installed three kilometers away. And these large distances, means production density is lowered, maintainence times would be higher, not to mention all the cabling to connect them all. (link)

So massive conventional turbines, operate best in a small range of wind speeds, are costly to install and require more space. But as they get bigger and bigger, the cost per MW produced continues to drop making them cost competitive in more and more regions around the world. But what about those Vertical axis turbines, or VAWTs I mentioned earlier?

Well Hydro Wind Energy has created this, the Ocean Hydro Omni, and it functions in a completely different way than other horizontal or vertical axis wind turbines.

While HAWTs have efficiencies of 50%, VAWTs are only around 35-40% efficient. This is largely due to the fact that the wind hits both the collection side, as well as the other side turning back into the wind, slowing its spin. But unlike HAWTs, VAWTs generate a funnel-like wake that stretches like a contrail and the wind is less turbulent after it passes through, meaning they can be installed much closer together.

But that's not what makes Hydro Wind Energy's Omni turbines special. Unlike all other wind turbines, the Ocean Hydro Onmi doesn't produce electricity directly from the wind. No, instead it uses the wind to lift a heavy mass. Then when energy is needed, the weight can be dropped, powering a generator. This has some very interesting benefits. For one, the omni can operate in a much winder range of wind speeds. (clip from interview with Lee talking about wind speed range). Because they don't have delicate electronics and generators attached to the turbines, they can just lift the weights faster or slower through a much wider range of wind speeds. (interview of lee talking about how the energy of wind speed is a function of speeds cubed.)

Also unlike traditional wind turbines, the ocean hydro omni, can respond to grid needs, either storing or release energy on demand. If the winds are high and demand is low, they can lift the weights and stand by. When demand rises, they can release the weights at a set speed and create uniform power output.

The energy storage potential of the Ocean Hydro Omni, is a function then of the sea depth, and the weight of the mass. Mass of the weight? You know what I mean. For this reason, their first pilot plant scheduled for the second half of 2022, will be installed at a depth of 300 meters, far deeper than most traditional wind turbines.

The omni then isn't just a off shore wind energy generator, it's also a battery, and a smart grid enabled device. To see just how valuable this could be, let's compare the omni to a traditional 10MW wind turbine over the course of a day.

Using our data for Rona from earlier, and factoring average and maximum wind speeds, we can approximate true wind speeds for a day. For a traditional turbine, power output will increase with wind speeds until about 15 m/s. From 15-25 m/s the traditional turbine will change its rotor pitch angle to slow down and maintain a constant output. When wind speeds rise above 25 m/s, the turbine has to do a safety shutdown, to prevent overspeeding and damaging itself. This is what I mean by not harnessing the entirety of the wind potential. Plus the traditional turbine can't do anything about matching demand, it just produces whatever energy it can based on the wind.

In comparison the Ocean hydro Omni, can safely operate in windspeeds between 4 and 40 m/s which means this entire day, it is able to harness the wind speed to lift its weights. And it can lower them back down in a controlled way throughout the day in cycles. Now a single omni probably won't be able to produce as much power as a traditional wind turbine, but because they can be grouped closer together, and cost less per turbine, they can still provide similar power outputs over an entire wind farm. And if built with the same surface area, they'd generate at least 4x as much energy.

But where this gets really interesting is when we look at power output as a function of grid demand. Again the traditional turbine can't do much to vary its output, its just a function of wind speed. But Hydro Wind Energy's Turbines can act as an on demand device, and the more you have in a farm, the more it can either charge by lifting its weights, or provide power by dropping them. Build enough omni's and it could be possible to meet an entire grids demands, no matter the time of day.

A lot of the ideas they've employed aren't new, vertical axis wind turbines, gravity batteries, but their unique packaging definitely has me excited.

But Hydro wind energy isn't in the clear just yet. They have so far tested their technology on shore, and are preparing for their first offshore installation later in 2022. The data gathered there will feed back into their engineering design and eventual final production model.

They'll need to prove the concept can withstand gale force winds out in the deep ocean, show that their systems can last 20-30 years like a conventional turbine, and come up with maintenance procedures and intervals to ensure their turbines reach full life. This data will be critical to determine its true levelized cost of electricity. If they can win on their strategy of smaller vertical turbines that can be build closer to gether in deeper waters, with energy storage, I think they have a winner on their hands.

So are we going to stop seeing bigger and bigger conventional offshore wind turbines? Not at all, in fact there is more interest in larger conventional wind turbines than ever. But the benefits of the Ocean Hydro Omni will be a new tool in our toolkit, allowing greater renewable energy generation, and greater flexibility. Their design will be a grid operators best friend, able to provide energy when needed, regardless of wind speeds.

If we're to move away from stable but dirty forms of energy production like coal and natural gas, we'll need every tool we can get. And if renewable energy's achilles heal is predictability, on demand generation like the omni can provide will be huge to not only produce energy, but lower the need for grid storage.

But what do you think? Are you as excited for vertical axis wind turbines with gravity battery storage as I am? What percent of future offshore wind projects will use this approach? Sound off in the comments below.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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